Exhibit 99.1

September 10, 2012

Dear Fellow Shareholder:

You may have received a dissident circular from Savitr Capital, LLC (the “dissident”) with the appearance that the circular was endorsed or approved by Western Wind Energy Corporation (“Western Wind or the “Corporation”). The dissident proxy circular improperly placed the registered trademark and logo of Western Wind Energy Corporation on its front page. One can only assume that the dissident used the registered trademark and logo in the hope that this might mislead and confuse shareholders into believing that the proxy was issued or endorsed by the management and the current Board of Directors of Western Wind.

In its mailing to shareholders, the dissident encourages shareholders to ”Vote Your Green Proxy Today” and then places the logo of the dissident and Western Wind, side by side. There is no statement on the front page clarifying that the proxy circular is solely the disclosure of the dissident. In fact, by placing the Western Wind logo on the front page, one can only assume this is a proxy circular endorsed by Western Wind. As the logo itself is a US and Canadian registered trade-mark, it can only be used by Western Wind.

Western Wind will seek the appropriate legal remedy to correct this misleading and improper action before the upcoming AGM.

It is hypocritical that Savitr states: “Don’t let your investment in Western Wind continue to be destroyed”.

When you think about the significant amounts of money the dissident is costing the shareholders of Western Wind by launching this proxy contest when the Corporation is already being sold, it is nothing short of a large-scale destruction of shareholder value caused by the dissident.

Therefore, the dissident continues to fail to address the one and only question for the proxy contest: Who is best suited to obtain the maximum value for your investment?

Instead, the dissident has attempted to mislead and confuse you with over 30 pages of misleading information that is intended to avoid a discussion of the only relevant issue. The current management team and Board of Directors are best and motivated to maximize the sales process.

Dissident can’t overcome the Fact that its Nominees are Not Qualified. As part of its plan to mislead shareholders and seize control of Western Wind without giving shareholders the value they deserve and without paying the shareholders a premium they would receive through a fair and competitive take-over process, the dissident is attempting to inflate the qualifications of the dissident nominees, for example:

Dissident Nominee	What They Told You	What They Didn’t Tell You
George Smitherman	Successful politician.

Career politician with no relevant private sector experience. Minister of Health and Long-Term Care during the eHealth scandal, in which Ontario’s auditor general castigated the government and the senior management of eHealth for wasting nearly $1 billion in taxpayers’ money. Minister of Energy and Infrastructure and key negotiator of a $7 billion backroom deal with a consortium led by Samsung which was criticized in a report by Ontario’s Auditor General. The auditor general’s report states that “no economic analysis or business case was done to determine whether the agreement with the consortium was economically prudent and cost-effective and neither the Ontario Energy Board nor the OPA was consulted about the agreement.” The Globe and Mail on September 29, 2011 stated “Caucus members did not become aware of the talks with Samsung until much later. Days after the feed-in tariff program started in September of 2009, Mr. Smitherman set aside a huge chunk of the electricity transmission grid for Samsung. This preferential treatment made it difficult for other companies to enter the market because there was not enough capacity on the grid for everyone. Some green projects were squeezed out entirely. The backlash was immediate. During a raucous cabinet meeting, three senior ministers criticized the Samsung deal. There were suspicions Mr. Smitherman negotiated such a generous deal to burnish his own mayoralty campaign.

The dissident has said that Mr. Smitherman will guide the public policy, regulatory and political aspects of the sale process if elected. It is unclear how a former Canadian politician will achieve this, as the Corporation’s assets are located in various parts of the United States, with completely different regulatory and tax regimes.

As a former politician with no first-hand knowledge of the Corporation or its assets, it is unclear how Mr. Smitherman is qualified to guide on financial or operational aspects, or to provide meaningful input on the value of the Corporation’s assets as part of the sale process if elected.

Rita Theil	Chief Executive Officer of JacKryn Holdings Inc. (“JacKryn”); former banker.

JacKryn operates a “store and on-line shopping experience that specializes in luxury home décor, accessories and hard-to-find European brands” (source: www.jackryn.com). According to JacKryn’s website, Ms. Thiel hand picks every item sold by the company and travels to Europe frequently to find new pieces. Further, Ms. Thiel was a director of Sierra Geothermal which, following a merger with Ram Power, now trades at less than $0.02 per share.

As a former banker with no first-hand knowledge of the Corporation or its assets, it is unclear how Ms. Theil is qualified to guide on financial or operational aspects, or to provide meaningful input on the value of the Corporation’s assets as part of the sale process if elected.

C. Winston Bennett	Director and Chairman of the Audit Committee for	Reservoir, a natural resource development company focused in Serbia and Southeast Europe, has lost approximately 80% of its market capitalization since March, 2011. Reservoir has no sales,

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE ONLY THE YELLOW PROXY TODAY

Dissident Nominee	What They Told You	What They Didn’t Tell You
	Reservoir Capital Corp. (“Reservoir”); merchant banker.	and significant losses. No experience with an operational renewable energy company and no experience in the markets where the Corporation operates.

As a former investment banker with no first-hand knowledge of the Corporation or its assets, it is unclear how Mr. Bennett is qualified to guide on financial or operational aspects, or to provide meaningful input on the value of the Corporation’s assets as part of the sale process if elected.

Andrew R. Midler	Successful fund manager.

Member of the board of managers of Galveston Bay Biodiesel LLP, which declared bankruptcy at the peak of the biodiesel market. Presently costing shareholders of Western Wind significant amounts of money by launching a proxy battle after the Corporation was put up for sale. No operational experience of renewable energy assets.

As a fund manager with no first-hand knowledge of the Corporation or its assets, it is unclear how Mr. Midler is qualified to guide on financial or operational aspects, or to provide meaningful input on the value of the Corporation’s assets as part of the sale process if elected.

William (Bill) R. Tharp	Successful merchant banker and entrepreneur.	No experience operating or building a successful public renewable energy company, and no experience in the markets where the Corporation operates.

As an investor with no first-hand knowledge of the Corporation or its assets, it is unclear how Mr. Tharp is qualified to guide on financial or operational aspects, or to provide meaningful input on the value of the Corporation’s assets as part of the sale process if elected.

  None of the dissident will be able to address the complex tax issues, project milestones and relationship issues that must be resolved prior to the sale of the Western Wind. Such lack of knowledge and experience by the dissident nominees will destroy shareholder value and lessen the price to be received by Western Wind shareholders upon conclusion of a sale.
  The dissident nominees will not be able to complete the Yabucoa project, further destroying shareholder value. The dissident nominees will incur substantial costs to replace the existing Board of Directors.

  Dissident Ignores the Reality that the Corporation has Already Retained Highly Credible and Experienced Financial Advisors. The dissident has repeatedly stated that, if elected, the dissident nominees will engage CIBC World Markets Inc. (“CIBC”) and Cormark Securities Inc. (“Cormark”) as financial advisors to the Corporation. The dissident is ignoring the reality that the Corporation has already engaged Rothschild (Canada) Inc. (“Rothschild”) and PI Financial Corp. (“PI Financial”), both highly credible and experienced financial advisors who will have already been almost 60 days into the sale process by the time of the upcoming annual general meeting. In particular, the Corporation’s lead financial advisor, Rothschild, has extensive experience advising its clients on mergers and acquisitions throughout the world in a variety of industries, including the power, utilities and renewables sector. The dissident says it will engage credible and experienced financial advisors. Who is more credible and experienced than Rothschild?

  The dissident has stated that, if elected, its nominees will conduct “a full strategic review” with a view to maximizing shareholder value through a sale process. The current Board of Directors

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE ONLY THE YELLOW PROXY TODAY

  doesn’t need to waste time undertaking this review. They understand the Corporation, its business and industry, have made a decision and a comprehensive and efficient sale process is already underway.

  The dissident’s proposed financial advisors have not commenced a sale process, and would likely need to halt the current sale process, change players and re-start it again. Further, any fees paid to CIBC or Cormark will be in addition to the fees the Corporation is contractually bound to pay to Rothschild and PI Financial. The dissident is willing to incur significantly higher transaction costs in their attempt to negotiate or complete a sale on their own.

  Dissident and its Financial Advisors Appear to Have Conflicting Views. The dissident has repeatedly downplayed the value of the Corporation’s previous project development efforts and continued to do so in its circular and accompanying materials, stating that such efforts are “fruitless”. However, Cormark, one of the dissident’s proposed financial advisors, recently issued a report to its clients increasing its price target for Western Wind’s shares to $3.00 from $2.50, noting that the Corporation’s project pipeline could drive bids beyond that target. If you are a client of Cormark and looking to maximize value for your shares, should you also be told to vote the YELLOW proxy in favour of management’s slate of director nominees?

  Who is best positioned to run the sale process? People who publicly belittle the Corporation’s value while their proposed financial advisor gives contradictory advice to its private clients?

In addition, the dissident’s circular and accompanying materials include a number of significant errors and misstatements and otherwise focuses on selective and irrelevant information, all intended to mislead and confuse you, for example:

  Dissident’s Erroneous Statements on Prior Sales Processes. The dissident has made various erroneous statements regarding prior sale processes, such as:

    The dissident misstates the value of an offer for the development rights to Windstar. The offer contemplated payments to be made over time with the net present value of the proposed payments being less than a quarter of the figure quoted. Management rejected the offer as grossly inadequate.

    The dissident misstates the interest expressed by Algonquin Power & Utilities Corp. (it never made a formal binding bid) at a time when the Windstar project was under construction. Algonquin sought to purchase the Corporation before it had had an opportunity to “turn on the switch” and start generating cash from the Windstar project, and at a price which management believed (based on third party valuation) significantly undervalued the Corporation. Time has proven management to have been correct.

  Dissident Raises No Material Corporate Governance Issues. The dissident continues to make weak arguments in support of its attempt to cast the Corporation’s corporate governance practices in an unfavourable light. None of these arguments are relevant to the one and only question for the proxy contest.

  For example, the primary purported deficiency highlighted by the dissident is the fact that certain directors of the Corporation serve together as directors on the board of Greenbriar Capital Corp.

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE ONLY THE YELLOW PROXY TODAY

  (“Greenbriar”). Greenbriar is an independent residential land development company, which focuses on residential subdivisions in urban areas not zoned for large-scale renewable projects that are many miles away from a wind farm. The Corporation has no material business with Greenbriar. So where is the conflict? There isn’t one.

  In fact, the nominees put forward by the dissident are themselves involved with numerous other companies. The dissident is as usual being hypocritical!

  Dissident Makes Misinformed Comments on Financial Stewardship and Corporate Opportunities. The dissident has suggested that the Corporation should have utilized $87.3 million in cash from Investment Tax Credits to repay certain short-term bridge loans. In fact, the funds received from these tax credits were previously pledged as part of financing arrangements in connection with the Kingman and Windstar projects (which arrangements have been repaid). These funds could not have been used to repay short-term corporate bridge loans. These short-term bridge loans were made at a time when the Corporation could not obtain any bank financing for corporate operations while its energy projects were being built. Rather than undertake highly dilutive equity offerings, the Corporation borrowed. Now that the Corporation is generating cash flow from operations, it expects to repay these loans in the normal course.

  The dissident has also suggested that the Corporation missed an opportunity by not arranging tax equity financing for the Windstar and Yabucoa projects. In fact, the Corporation sought such a financing but learned that by mid-2011 the market for renewable tax credits had been severely discounted due the large number of renewable projects in the market and overall weak economy. At that time, management decided to defer the sale of tax equity. This decision is expected to benefit shareholders as the Corporation pursues a buyer.

  Dissident Offers Misleading Picture of Share Performance. The dissident’s circular presents a misleading picture of the Corporation’s share performance and ignores the reality that the share price has increased approximately 97% since the Corporation announced that the current Board of Directors had decided to seek a buyer for the Corporation and its assets. In what one could conclude is an attempt to mislead shareholders, the dissident compares the Corporation’s share performance to a market index (the TSX) that is not appropriate. The Corporation is listed on the TSX Venture Exchange, not the TSX. What the dissident has not told you is that the Corporation’s shares (up approximately 74% year to date) have dramatically outperformed the S&P/TSX Venture Composite Index in the past year (down approximately 30% year to date).

  Dissident’s Criticism of CEO Compensation is Misplaced and Unwarranted. The dissident continues to mislead you with respect to the CEO’s compensation. While Mr. Ciachurski’s contingent pay increased in 2010 as a result of one-time bonuses paid in connection with the completion of project milestones for the Kingman and Windstar projects, the majority of which was non-cash compensation. His non-contingent salary has not increased in recent years and is in fact reasonable and commensurate with his skills and experience.

  Dissident’s Improper use of Registered Trade-mark and Logo. The dissident’s circular prominently displays the Corporation’s well-known and registered trade-mark on its first page. Such use is improper under trade-mark law. Make no mistake – the dissident’s improper use of the Corporation’s trade-mark is intentional, and the Corporation believes it is intended to give the

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE ONLY THE YELLOW PROXY TODAY

  false impression that the dissident is affiliated with or authorized, endorsed and otherwise approved by the Corporation. They are not.

These are just some of the many examples of significant errors and misstatements and selective and irrelevant information being used by the dissident in its attempt to mislead and confuse you. Don’t be misled by the dissident noise. The dissident has failed to address the one and only question for the proxy contest, because it does not have an answer. The dissident is not in a position to obtain the maximum value for your investment.

Your Board of Directors is best positioned to conduct a comprehensive and efficient sale process.

VOTE YOUR YELLOW PROXY TODAY

YOU NEED TO VOTE AHEAD OF THE MEETING TO
PROTECT YOUR INVESTMENT IN WESTERN WIND

WE URGE YOU TO SUPPORT A COMPREHENSIVE AND EFFICIENT SALE PROCESS BY
VOTING IN FAVOUR OF MANAGEMENT’S SLATE OF DIRECTOR NOMINEES

PLEASE DISREGARD THE DISSIDENT PROXY AND VOTE ONLY THE YELLOW PROXY

All of our public documents are available under the Corporation’s profile on SEDAR at www.sedar.com. We also encourage you to access either SEDAR or our website at www.westernwindenergy.com during the year for continuous disclosure items.

If you have any questions regarding the matters set forth above, please call our President & CEO, Jeffrey J. Ciachurski, at (604) 685-9463.

If you have any questions and/or need assistance in voting your shares, please call Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or 1-416-304-0211 (collect calls accepted) or e-mail at assistance@laurelhill.com.

No matter how many shares you own, your vote is crucial. The future of your investment in Western Wind is at stake.

Thank you for your continued support. We look forward to seeing you at the upcoming annual general meeting to be held at the Four Seasons Hotel Vancouver, 791 West Georgia Street, Vancouver, British Columbia V6C 2T4, on September 25, 2012, at 10:00 a.m. (Vancouver Time).

Yours sincerely,

/s/ “Jeffrey J. Ciachurski”
President, Chief Executive Officer and Director

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE ONLY THE YELLOW PROXY TODAY